UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated August 13, 2012, announcing the Company's financial and operating results for the second quarter ended June 30, 2012.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: August 14, 2012	By:	/s/ E. Nikolas Tavlarios

	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	The IGB Group
investor@ampni.com	Leon Berman, Principal
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Second Quarter 2012 Financial Results

PIRAEUS, Greece, August 13, 2012 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the second quarter ended June 30, 2012.

Second Quarter and Year-to-Date Highlights

•	Recorded sales volumes of 2,714,176 metric tons.
•	Expanded gross profit to $80.0 million.
•	Recorded operating income of $15.3 million.
o	Operating income excluding a non-cash loss from the sale of non-core vessels was $19.5 million (see Note 10).
•	Reported net income of $2.7 million attributable to AMPNI shareholders or $0.06 basic and diluted earnings per share which included a net book loss of $4.2 million from the sale of non-core vessels.
o	Net income adjusted for the book loss was $6.9 million attributable to AMPNI shareholders or $0.15 basic and diluted earnings per share.
•	Reported EBITDA (as defined in Note 1) of $21.0 million.
o	Adjusted EBITDA excluding the non-cash loss was $25.2 million in Q2 2012.
•	Expanded global integrated marine fuel logistics chain.

The Company recorded adjusted net income attributable to AMPNI shareholders for the three months ended June 30, 2012 of $6.9 million, or $0.15 basic and diluted earnings per share. On a GAAP basis, and including a $4.2 million net non-cash loss from the sale of non-core vessels, the company reported net income of $2.7 million, or $0.06 basic and diluted earnings per share.  For purposes of comparison, the Company reported net income of $3.2 million, or $0.07 basic and diluted earnings per share, for the three months ended June 30, 2011. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2012 were 45,465,514. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2011 were 46,297,185 and 46,056,474 respectively.

Total revenues for the three months ended June 30, 2012, increased by 6.4% to $1,888.1 million compared to $1,774.9 million for the same period in 2011. For the three months ended June 30, 2012, sales of marine petroleum products increased by 6.1% to $1,874.6 million compared to $1,766.3 million for the same period in 2011. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 15.3% to $80.0 million in the second quarter of 2012 compared to $69.4 million in the same period in 2011.

For the three months ended June 30, 2012, the volume of marine fuel sold increased by 3.0% to 2,714,176 metric tons as compared to 2,635,881 metric tons in the same period in 2011.

Adjusted operating income for the second quarter 2012 increased by 78.9% to $19.5 million as compared to $10.9 million for the same period in 2011. Operating income including a one-time net loss on sale of non-core vessels was $15.3 million. Operating expenses, excluding directly attributable cost of revenue, increased by $6.2 million, or 10.6%, to $64.7 million for the three months ended June 30, 2012 as compared to $58.5 million for the same period in 2011. This increase was principally due to an expanded logistics infrastructure.

1

E. Nikolas Tavlarios, President, commented, "During the second quarter, we continued to achieve important progress executing our strategy to enhance Aegean's operational and financial performance in a challenging market environment. Based on the steady improvement in our results over the past year and a half, we increased adjusted EBITDA 34% compared to the year-earlier period while strengthening the Company's future prospects. Specifically, we further expanded our global reach by entering into a strategic alliance that enables Aegean to establish an initial footprint in mainland China. We also recently announced expansion plans in Barcelona, Spain.  This new and attractive market provides significant growth potential as we seek to take advantage of our scalable and high quality logistics infrastructure following the completion of our fully funded newbuild program in the second quarter.  Complementing the growth in our global full-service platform, we took proactive measures to improve our cost structure with the sale of additional non-core assets. With an expansive and more efficient integrated marine fuel logistics chain, combined with a strong financial foundation, we remain well positioned to strengthen Aegean's leading brand as a global independent supplier of marine fuel and expand the Company's future earnings power."

Liquidity and Capital Resources

As of June 30, 2012, the Company had cash and cash equivalents of $85.4 million and working capital of $77.4 million. Non-cash working capital, or working capital excluding cash and debt, was $470.6 million as of June 30, 2012.

Net cash provided by operating activities was $86.3 million for the three months ended June 30, 2012.  Net income, as adjusted for non-cash items (as defined in Note 9) was $14.8 million for the period.

Net cash used in investing activities was $7.7 million for the three months ended June 30, 2012, mainly due to the advances for other fixed assets under construction.

Net cash used in financing activities was $21.6 million for the three months ended June 30, 2012, primarily driven by the pay down of net borrowings.

As of June 30, 2012, the Company had $295.8 million in available liquidity, which includes unrestricted cash and cash equivalents of $85.4 million and available undrawn amounts under the Company's working capital facilities of $210.4 million, to finance working capital requirements.

Spyros Gianniotis, Chief Financial Officer, stated, "Aegean's results for the second quarter of 2012 reflect enhanced fleet utilization and sales volume growth in our core markets located in Greece and the U.A.E. as well as contributions from our new market in Panama. Our considerable built-in delivery capacity combined with the strong demand for our comprehensive marine fuel services bodes well for Aegean to create significant operating leverage as we maintain our disciplined approach in extending credit to high-quality customers. In furthering our commitment to expand Aegean's earnings potential, we intend to utilize our balance sheet strength, a core differentiator for our Company, to enter additional markets that meet management's strict criteria and drive long-term value for shareholders."

2

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2012	2011	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,759,169	$1,871,757	$3,353,449	$3,664,682
Revenues - related companies	15,742	16,303	33,369	34,293
Total revenues	1,774,911	1,888,060	3,386,818	3,698,975
Cost of revenues - third parties	1,596,560	1,651,477	3,060,085	3,299,798
Cost of revenues– related companies	108,954	156,573	190,170	242,766
Total cost of revenues	1,705,514	1,808,050	3,250,255	3,542,564
Gross profit	69,397	80,010	136,563	156,411
Operating expenses:
Selling and distribution	51,158	52,780	101,443	108,340
General and administrative	6,969	7,360	13,697	14,420
Amortization of intangible assets	356	375	709	751
Loss on sale of vessels, net	31	4,218	51	4,218
Operating income	10,883	15,277	20,663	28,682
Net financing cost	7,012	8,501	12,741	17,054
Foreign exchange (gains) losses, net	(443)	953	(765)	(701)
Income taxes	1,090	2,048	1,419	2,273
Net income	3,224	3,775	7,268	10,056
Less income attributable to non-controlling interest	-	1,065	-	1,341
Net income/ attributable to AMPNI shareholders	$3,224	$2,710	$7,268	$8,715
Basic earnings/ per share (U.S. dollars)	$0.07	$0.06	$0.16	$0.19
Diluted earnings/ per share (U.S. dollars)	$0.07	$0.06	$0.16	$0.19

EBITDA(1)	$18,823	$21,007	$36,192	$43,539

Other Financial Data:
Gross spread on marine petroleum products(2)	$61,363	$71,281	$123,027	$140,208
Gross spread on lubricants(2)	503	545	1,011	1,291
Gross spread on marine fuel(2)	60,860	70,736	122,016	138,917
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	23.1	26.1	22.8	26.8
Net cash provided by (used in) operating activities	$(3,523)	$86,301	$(56,282)	$57,643
Net cash used in investing activities	(10,531)	(7,661)	(21,444)	(18,639)
Net cash provided by (used in) financing activities	23,391	(21,572)	33,823	(21,269)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,635,881	2,714,176	5,362,118	5,175,406

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	56.0	57.0	56.0	57.0
Average number of owned bunkering tankers(4)(5)	55.6	57.4	54.6	57.7
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	7.0	8.0	7.0

3

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2011	As of June 30, 2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	68,582	85,404
Gross trade receivables	526,450	475,779
Allowance for doubtful accounts	(1,354)	(3,549)
Inventories	204,057	212,530
Current assets	851,991	828,926
Total assets	1,472,438	1,449,796
Trade payables	250,810	239,397
Current liabilities (including current portion of long-term debt)	650,810	751,539
Total debt	706,916	687,249
Total liabilities	992,896	959,024
Total stockholder's equity	479,542	490,772

Working Capital Data:
Working capital(8)	201,181	77,387
Working capital excluding cash and debt(8)	497,925	470,608

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA and adjusted EBITDA  may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA and adjusted EBITDA for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2012	2011	2012

Net income attributable to AMPNI shareholders	3,224	2,710	7,268	8,715

Add: Net financing cost	7,012	8,501	12,741	17,054
Add: Income tax expense	1,090	2,048	1,419	2,273
Add: Depreciation and amortization excluding amortization of financing costs	7,497	7,748	14,764	15,497

EBITDA	18,823	21,007	36,192	43,539
Add: Loss on sale of vessels, net	31	4,218	51	4,218
Adjusted EBITDA	18,854	25,225	36,243	47,757

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2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2012	2011	2012

Sales of marine petroleum products	1,766,285	1,874,552	3,371,636	3,673,881
Less: Cost of marine petroleum products sold	(1,704,922)	(1,803,271)	(3,248,609)	(3,533,673)
Gross spread on marine petroleum products	61,363	71,281	123,027	140,208
Less: Gross spread on lubricants	(503)	(545)	(1,011)	(1,291)
Gross spread on marine fuel	60,860	70,736	122,016	138,917

Sales volume of marine fuel (metric tons)	2,635,881	2,714,176	5,362,118	5,175,406

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.1	26.1	22.8	26.8

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Cape Verde, Tenerife, Panama and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
As of June 30, 2012 the Company owned one Panamax tanker, the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is a quantitative standard used to assist in evaluating a company's ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

10.
Adjusted Operating Income is a non-GAAP financial measure we use to evaluate our underlying results. The company believes that Adjusted Operating Income provides improved comparability of operating results, however, it should not be considered as an alternative to Operating Income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Second Quarter 2012 Dividend Announcement
On August 13, 2012, the Company's Board of Directors declared a second quarter 2012 dividend of $0.01 per share payable on September 10, 2012 to shareholders of record as of August 27, 2012. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on  Tuesday, August 14, 2012 at 8:30 a.m. Eastern Time, to discuss its second quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 452-4004 (for U.S.-based callers) or (719) 325-2478 (for international callers) and enter the passcode: 6300415.

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A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through August 21, 2012 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 6300415.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 19 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde and Panama. The Company has also formed a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2011 AND JUNE 30, 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2011	June 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$68,582	$85,404
Trade receivables, net of allowance for doubtful accounts of $1,354 and $3,549, as of December 31, 2011 and June 30, 2012 respectively	525,096	472,230
Due from related companies	16,128	14,138
Derivative asset	1,219	2,372
Inventories	204,057	212,530
Prepayments and other current assets net of allowance for doubtful accounts of $0 and $770, as of December 31, 2011 and June 30, 2012 respectively	31,573	35,763
Restricted cash	5,336	6,489
Total current assets	851,991	828,926

FIXED ASSETS:
Advances for vessels under construction and acquisitions	11,553	-
Advances for other fixed assets under construction	40,746	62,968
Vessels, cost	545,684	540,315
Vessels, accumulated depreciation	(71,244)	(73,142)
Other fixed assets, net	13,166	13,066
Total fixed assets	539,905	543,207

OTHER NON-CURRENT ASSETS:
Deferred charges, net	19,602	17,541
Intangible assets	20,023	19,272
Goodwill	37,946	37,946
Deferred tax asset	2,813	2,746
Other non-current assets	158	158
Total assets	1,472,438	1,449,796
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	349,234	340,793
Current portion of long-term debt	21,428	144,321
Trade payables to third parties	222,263	207,888
Trade payables to related companies	28,547	31,509
Other payables to related companies	2,131	1,645
Accrued and other current liabilities	27,207	25,383
Total current liabilities	650,810	751,539

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	336,254	202,135
Deferred tax liability	2,906	2,971
Derivative liability	385	508
Other non-current liabilities	2,541	1,871
Total non-current liabilities	342,086	207,485

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2011 and June 30, 2012; 48,196,870 and 48,553,038 shares issued and 46,229,231 and 46,585,399 shares outstanding at December 31, 2011 and June 30, 2012, respectively	482	486
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2011 and June 30, 2012	(29,308)	(29,308)
Additional paid-in capital	341,154	343,252
Retained earnings	165,734	173,521
Total AMPNI stockholders' equity	478,062	487,951

Non-controlling interest	1,480	2,821
Total equity	479,542	490,772
Total liabilities and equity	1,472,438	1,449,796

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2011	2012

Revenues
Revenues – third parties	$3,353,449	$3,664,682
Revenues – related companies	33,369	34,293

Total Revenues	3,386,818	3,698,975

Cost of Revenues
Cost of revenues– third parties	3,060,085	3,299,798
Cost of revenues – related companies	190,170	242,766

Total Cost of Revenues	3,250,255	3,542,564

Gross Profit	136,563	156,411

OPERATING EXPENSES:
Selling and Distribution	101,443	108,340
General and Administrative	13,697	14,420
Amortization of intangible assets	709	751
Loss on sale of vessels, net	51	4,218

Total operating expenses	115,900	127,729

Operating income	20,663	28,682

OTHER INCOME/(EXPENSE):
Interest and finance costs	(12,765)	(17,097)
Interest income	24	43
Foreign exchange gains, net	765	701
	(11,976)	(16,353)

Income before provision for income taxes	8,687	12,329

Income taxes	(1,419)	(2,273)

Net income	$7,268	$10,056
Net income attributable to non-controlling interest	-	1,341
Net income attributable to AMPNI shareholders	$7,268	$8,715

Basic earnings per common share	$0.16	$0.19
Diluted earnings per common share	$0.16	$0.19

Weighted average number of shares, basic	46,281,738	45,451,990
Weighted average number of shares, diluted	46,281,738	45,451,990

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2012
Cash flows from operating activities:
Net income	$7,268	$10,056
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	10,592	11,183
Provision of doubtful accounts	145	2,965
Share-based compensation	1,599	2,102
Amortization	4,576	4,984
Deferred income taxes	1,187	132
Unrealized loss (gain) on derivatives	181	(1,030)
Loss on sale of vessels, net	51	4,218
Unrealized foreign exchange loss (gain)	-	(312)
(Increase) Decrease in:
Trade receivables	(88,400)	51,584
Due from related companies	(11,128)	1,990
Inventories	(45,889)	(8,473)
Prepayments and other current assets	(919)	(4,960)
Increase (Decrease) in:
Trade payables	67,705	(11,294)
Other payables to related companies	1,955	(486)
Accrued and other current liabilities	389	(1,728)
Other non-current assets	(5)	-
Other non-current liabilities	239	(150)
Payments for dry-docking	(5,828)	(3,138)
Net cash provided by (used in) operating activities	(56,282)	57,643

Cash flows from investing activities:
Advances for vessels under construction	(14,241)	(2,198)
Advances for other fixed assets under construction	(7,086)	(22,222)
Net proceeds from sale of vessels	40	7,150
Purchase of other fixed assets	(126)	(216)
Increase in restricted cash	(31)	(1,153)
Net cash used in investing activities	(21,444)	(18,639)

Cash flows from financing activities:
Proceeds from long-term debt	13,336	-
Repayment of long-term debt	(65,981)	(10,914)
Repayment of capital lease obligation	(646)	(616)
Net change in short-term borrowings	88,926	(8,441)
Financing costs paid	(878)	(370)
Dividends paid	(934)	(928)
Net cash provided by (used in) financing activities	33,823	(21,269)

Effect of exchange rate changes on cash and cash equivalents	-	(913)

Net change in cash and cash equivalents	(43,903)	16,822
Cash and cash equivalents at beginning of period	86,499	68,582
Cash and cash equivalents at end of period	$42,596	$85,404

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

2.      Significant accounting policies:

      Except as updated below, the significant accounting policies we use for quarterly financial reporting are the same as those disclosed in Note 2 of the "Notes to the Consolidated Financial Statements" included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

Recently Issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements.  The adoption of ASU 2011-04 on January 1, 2012 did not have an impact on the Company's consolidated financial position or results of operations. The impact on the Company's disclosures was not material.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, signed on October 17, 2011 and valid for one year, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $397,999 of trade accounts receivable during the period ended June 30, 2012, which is net of servicing fees of $919.

4.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2011	June 30, 2012
Held for sale:
Marine Fuel Oil	146,770	172,126
Marine Gas Oil	53,635	35,483
	200,405	207,609
Held for consumption:
Marine fuel	2,355	3,771
Lubricants	1,063	1,001
Stores	31	24
Victuals	203	125
	3,652	4,921
Total	204,057	212,530

5.      Advances for Vessels under Construction and Acquisitions:

During the six months ended June 30, 2012, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2012	11,553
Advances for vessels under construction and related costs	2,302
Vessels Delivered	(13,855)
Balance June 30, 2012	-

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6. Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of June 30, 2012, the Company has paid advances for construction and related costs of the in-land storage facility amounting to $62,968. The contractual obligations arising from signed contracts relating to this project after June 30, 2012 are estimated as $13,831 for 2012 and $26,485 for 2013.

7.      Vessels:

During the six months ended June 30, 2012, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	545,684	(71,244)	474,440
- Vessels additions	13,855	-	13,855
- Depreciation	-	(10,867)	(10,867)
- Vessels sold	(19,224)	8,969	(10,255)
Balance, June 30, 2012	540,315	(73,142)	467,173

On April 10, 2012, the Company sold the vessel Vera to an unaffiliated third-party purchaser for an aggregate price of $605. The loss on sale of $697 was calculated as the sale price less the carrying value of the vessel of $952 and the carrying value of unamortized dry-docking costs of $350. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On April 19, 2012, the Company sold the floating storage facility Fos to an unaffiliated third-party purchaser for an aggregate price of $5,103. The loss on sale of $4,030 was calculated as the sale price less the carrying value of the vessel of $8,762 and the carrying value of unamortized dry-docking costs of $371. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On May 23, 2012, the newly-constructed bunkering tanker, Symi (ex-QHS-228), with a total cost of $13,855, became operational in the Company's service center in Ghana.

On June 14, 2012, the Company sold the vessel Hope to an unaffiliated third-party purchaser for an aggregate price of $1,442. The gain on sale of $509 was calculated as the sale price less the carrying value of the vessel of $541 and the carrying value of unamortized dry-docking costs of $392. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2011	9,036	3,459	2,639	15,134
- Additions	-	-	216	216
- Disposals	-	-	(53)	(53)
Cost, June 30, 2012	9,036	3,459	2,802	15,297

Accumulated depreciation, December 31, 2011	-	(412)	(1,556)	(1,968)
- Depreciation expense	-	(19)	(297)	(316)
- Disposals		-	53	53
Accumulated depreciation, June 30, 2012	-	(431)	(1,800)	(2,231)

Net book value, December 31, 2011	9,036	3,047	1,083	13,166
Net book value, June 30, 2012	9,036	3,028	1,002	13,066

9.      Deferred Charges:

During the six months ended June 30, 2012, the movement of the account, deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2012	18,257	1,345	19,602
- Additions	2,914	370	3,284
- Disposals	(1,112)	-	(1,112)
- Amortization	(3,564)	(669)	(4,233)
Balance, June 30, 2012	16,495	1,046	17,541

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

10.            Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of June 30, 2012 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the implied fair value of goodwill exceeded the book value. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 6%, and the future price of marine fuel products. No impairment loss was recorded at June 30, 2012.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2011	19,797	3,365	23,162
	June 30, 2012	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2011	(2,234)	(905)	(3,139)
	June 30, 2012	(2,727)	(1,163)	(3,890)
NBV as per	December 31, 2011	17,563	2,460	20,023
	June 30, 2012	17,070	2,202	19,272
Amortization Schedule	July 1, to December 31, 2012	495	259	754
	2013	988	517	1,505
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	Thereafter	12,623	-	12,623

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.           Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2011	June 30, 2012
Short-term borrowings:
Revolving overdraft facility 3/30/2012	9,915	8,170
Trade credit facility 7/30/2012	102,915	138,218
Revolving credit facility 4/20/2012	58,000	63,000
Revolving credit facility 9/1/2011	51,500	30,000
Revolving credit facility 6/21/2012	123,109	101,405
Receivables credit facility amendment dated 11/15/2011	3,795	-
Total short-term borrowings	349,234	340,793
Long-term debt:
Secured syndicated term loan 8/30/2005	27,340	26,140
Secured term loan facility under senior secured credit facility 12/19/2006	22,620	21,220
Secured term loan 10/25/2006	22,473	21,729
Secured term loan 10/27/2006	14,824	14,212
Secured syndicated term loan 10/30/2006	56,230	54,516
Secured term loan 9/12/2008	38,223	36,086
Secured syndicated term loan 4/24/2008	32,698	31,716
Secured syndicated term loan 7/8/2008	8,500	7,300
Secured term loan 4/1/2010	2,455	2,228
Secured term loan 4/1/2010	2,331	1,761
Roll over agreement 4/1/2010	6,988	6,548
Overdraft facility under senior secured credit facility 3/3/2011	123,000	123,000
Total	357,682	346,456
Less: Current portion of long-term debt	(21,428)	(144,321)
Long-term debt, net of current portion	336,254	202,135

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

As of June 30, 2012, the Company was in compliance with all of its financial covenants.

The annual principal payments of long-term debt required to be made after June 30, 2012 is as follows:

Amount
July 1 to December 31, 2012	10,661
2013	148,701
2014	18,620
2015	18,328
2016	18,228
2017 and thereafter	131,918
346,456

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12. Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices is recognized immediately through earnings.

The following describes the Company's derivative classifications:

Interest Rate Swap
The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of June 30, 2012, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,549	$508	13.76	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement.  In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2011	June 30, 2012

Fuel pricing contracts	Current derivative assets	1,219	2,372

Interest rates contracts	Non- current derivative liabilities	385	508

The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $3,402 and a liability of $1,030).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the six months ended June 30, 2011 and 2012:

		Six months ended June 30,
	Statements of Income Location	2011	2012

Fuel pricing contracts	Cost of revenue - third parties	(170)	(4,199)
Interest rate contracts	Interest and finance cost	(11)	(221)
Total		(181)	(4,420)

The following table sets forth by level our liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at June 30, 2012
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(508)	-	(508)	-
Fuel pricing contracts	2,372	-	2,372	-

Total	1,864	-	1,864	-

		Fair value measurements at December 31, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(385)	-	(385)	-
Fuel pricing contracts	1,219	-	1,219	-

Total	834	-	834	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates and the credit worthiness of both the financial institution counterparty and the company. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Fuel pricing contracts are valued using quoted market prices of the underlying commodity.
The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the period ended June 30, 2012, the Company entered into fuel pricing contracts for 1,155,518 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

13.      Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2011	2012

Sales of marine petroleum products	3,371,636	3,673,881
Voyage revenues	10,004	12,204
Other revenues	5,178	12,890
Revenues	3,386,818	3,698,975

Cost of marine petroleum products	3,248,609	3,533,673
Cost of voyage revenues	1,143	8,123
Cost of other revenues	503	768
Cost of Revenues	3,250,255	3,542,564

14.      Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2011	2012

Salaries	35,193	33,134
Depreciation	10,285	9,496
Vessel hire charges	6,272	8,171
Amortization of dry-docking costs	3,463	3,348
Vessel operating expenses	21,928	19,752
Bunkers consumption	16,965	19,327
Storage costs	3,567	2,915
Broker commissions	1,937	2,484
Provision for doubtful accounts	145	2,965
Other	1,688	6,748
Selling and Distribution expenses	101,443	108,340

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.      General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2011	2012

Salaries	6,566	6,668
Depreciation	307	306
Office expenses	6,824	7,446
General and Administrative expenses	13,697	14,420

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at June 30, 2012 are as follows:

July 1 to December 31, 2012	6,603
2013	13,055
2014	12,935
2015	12,968
2016	12,919
Thereafter	235,844

Total minimum annual payments under all non-cancelable operating leases	294,324

Rent expense under operating leases was $1,732 and $2,292 for the six months period ended June 30, 2011 and 2012, respectively.

Legal Matters: In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January, 2012, the unrelated party issued new proceedings before the Paris Commercial Court. These proceedings, after further adjournments, were heard on May 7, 2012. Judgment was issued on June 27, 2012 and the Paris Commercial Court dismissed Mr Varouxis' claims holding in favour of the competence and jurisdiction of the Greek Courts. In July 2012 Mr Varouxis filed a "contredit", a procedure under the French Law where a party appeals to the Court of Appeal seeking leave to refer certain well-defined questions to the European Court of Justice. The Company's position is that this matter remains pending before the Greek Courts and that this new action falls for lack of jurisdiction both actual and territorial of the Paris Court, is unwarranted and lacking in merit. The outcome of this lawsuit, according to the Company, will not have a material effect on its operations and financial position.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently the Plaintiff filed a modified claim seeking to join the Company as a 3rd Defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its Plaintiff's motion and dismissed same. The Company believes that the plaintiffs' claims are unwarranted and that the outcome of this litigation will have no material effect on the Company. Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

17.       Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $612 as at June 30, 2012.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after June 30, 2012, are as follows:

Amount
July 1 to December 31, 2012	616
2013	1,232
2014	411
Total minimum lease payments	2,259
Less: imputed interest	164
Present value of minimum lease payments	2,095
Current portion of capitalized lease obligations	(1,104)
Long-term capitalized lease obligations	991

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.       Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the six months ended June 30, 2012:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2012	833,074	15.64
Awarded	373,000	7.31
Vested	(91,687)	11.27
Forfeited	(16,835)	21.60
June 30, 2012	1,097,552	13.08

The grant-date market prices of the unvested stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $2,102 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the six months ended June 30, 2012.

As of June 30, 2012, there was $6,752 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.9 years as follows:

Amount
July 1 to December 31, 2012	2,303
2013	3,018
2014	1,330
2015	98
2016	3
6,752

19.	Common Stock, Treasury Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of June 30, 2012, the Company had no shares of preferred stock issued and outstanding and had 48,553,038 and 46,585,399 shares of common stock, with a par value of $0.01, issued and outstanding, respectively.

During the six months ended June 30, 2012, the Company declared and paid dividends of $0.01 per share totaling to $928.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date").  On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock.  In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share.  The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.  As of June 30, 2012, no such events had occurred, and no rights have been exercised.

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act of 1993. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company's Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and June 30, 2012.

On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. On August 8, 2012 the Board has renewed the program for a period of 12 months. The Company repurchased 967,639 shares under this program for an aggregate purchase price of $4,628 which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and June 30, 2012.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

20.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At June 30, 2012 the Company excluded 1,097,552 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Six Months Ended June 30,
	2011	2012

Net and dilutive income attributable to AMPNI shareholders	$7,268	8,715

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(71)	(181)
Basic and diluted income available to common stockholders	$7,197	8,534

Basic weighted average number of common shares outstanding	46,281,738	45,451,950

Add: Dilutive effect of non-vested shares	-	-

Diluted weighted average number of common shares outstanding	46,281,738	45,451,950

Basic earnings per common share	$0.16	$0.19
Diluted earnings per common share	$0.16	$0.19

21.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Six Months Ended June 30,
	2011	2012
Current tax expense	(1,073)	(2,140)
Net deferred tax expense	(346)	(133)
Income tax expense	(1,419)	(2,273)
Effective tax rate Reconciliation	33.55%	32.65%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Our provision for income taxes for each of the six-month periods ended June 30, 2011 and 2012 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Six Months Ended June 30,
	2011	2012
Income tax expense on profit before tax at statutory rates	(1,389)	(2,270)
Effect of permanent differences	(30)	(3)
Total tax expense	(1,419)	(2,273)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

22.    Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

23.  Subsequent Events:

On August 3, 2012, the Company entered into an agreement with Meroil, a petroleum operator who operates a terminal, with 32 storage tanks, for the storage of petroleum products, to secure onshore fuel storage capacity on an exclusive basis in the port of Barcelona. The onshore fuel storage capacity secured by the Company total approximately 50,000 cubic meters, while it also has an option to secure additional onshore storage capacity to ensure the ample supply of marine fuel.